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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
               under Section 14(d)(1) or Section 13(e)(1) of the
                        Securities Exchange Act of 1934
                                 AMENDMENT NO. 1
                                 ---------------

                       MFS GOVERNMENT MARKETS INCOME TRUST
                       (Name Of Subject Company (Issuer))
                                 ---------------

                       MFS GOVERNMENT MARKETS INCOME TRUST
                       (Name of Filing Persons (Offeror))

             Common Shares of Beneficial Interest Without Par Value
                         (Title of Class of Securities)

                                    552939100
                      (CUSIP Number of Class of Securities)
                                 ---------------

                                 Susan S. Newton
                    Massachusetts Financial Services Company
                               500 Boylston Street
                           Boston, Massachusetts 02116
                                 (617) 954-5000
                  (Name, address and telephone number of person
           authorized to receive notices and communications on behalf of filing persons)

                                 with copies to:

                            Gregory D. Sheehan, Esq.
                                Ropes & Gray LLP
                             One International Place
                           Boston, Massachusetts 02110
                                 (617) 951-7000

                            CALCULATION OF FILING FEE

                  Transaction Valuation* Amount Of Filing Fee**
                    $131,283,016               $4,030.39

* Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, based on the product of (x) $6.82, the average of the high and low sale prices of common shares on the New York Stock Exchange on October 12, 2007 and (y) 19,249,709, the maximum number of shares that will be purchased in the tender offer described in this Schedule TO.
**   The fee is calculated as 0.00307% of the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount Previously Paid:   $4,030.39
               Form or Registration No.: Schedule TO
               Filing Party:             MFS Government Markets Income Trust
               Date Filed:               October 17, 2007


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|_|  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|  third-party tender offer subject to Rule 14d-1.

|X|  issuer tender offer subject to Rule 13e-4.

|_|  going-private transaction subject to Rule 13e-3.

|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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     This Amendment No. 1 (this  "Amendment")  amends and supplements the Tender
Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "SEC") on October 17, 2007 (the "Schedule TO") by MFS Government Markets Income Trust, a Massachusetts business trust (the "Trust"), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the Trust's offer to purchase up to 19,249,709 outstanding common shares of beneficial interest without par value of the Trust, at a purchase price equal to 99% of net asset value per share determined as of the expiration date of the tender offer, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 2007 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer").

     This Amendment to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Exchange Act.

     The information in the Letter of Transmittal and the Offer to Purchase, previously filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively, is incorporated into this Amendment by reference in answer to all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11. ADDITIONAL INFORMATION

         Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

     On November 15, 2007 the Trust issued a press release announcing the preliminary results of the Offer, which expired at midnight, New York City time, on Wednesday, November 14, 2007. A copy of the press release is filed as Exhibit
(a)(9) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS

         The information contained in Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented to add the following:

EXHIBIT NUMBER    DOCUMENT

  (a)(9)          Press Release issued on November 15, 2007, filed herewith.



                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        MFS GOVERNMENT MARKETS INCOME TRUST

       Dated:  November 15, 2007        By: /s/ Susan S. Newton
                                        Name:   Susan S. Newton
                                        Title:  Assistant Secretary


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                                  EXHIBIT INDEX


EXHIBIT NUMBER                                        DOCUMENT

(a)(1)             Form of Letter of Transmittal.*

(a)(2)             Offer to Purchase dated October 17, 2007.*

(a)(3)             Form of Notice of Guaranteed Delivery.*

(a)(4)             Form of Letter to Brokers, Dealers, Banks,
                   Trust Companies and Other Nominees.*

(a)(5) Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(6)             Form of Letter to Clients.*

(a)(7)             Form of Letter to Brokers.*

(a)(8)             Press Release issued on October 17, 2007.*

(a)(9)             Press Release issued on November 15, 2007, filed herewith.

(d)(1) MGF Tender and Standstill Agreement, dated October 4, 2007, by and between Massachusetts Financial Services Company and Bulldog Investors General Partnership.*

(d)(2) Cost Reimbursement Agreement, dated October 4, 2007, by and between Massachusetts Financial Services Company and Bulldog Investors General Partnership.*

* Previously filed as an exhibit to the Schedule TO filed with the SEC on October 17, 2007.


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